

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Brian Conway
Principal Executive Officer
OZOP ENERGY SOLUTIONS, INC.
55 Ronald Reagan Blvd.
Warwick , NY 10990

> **Re: OZOP ENERGY SOLUTIONS, INC.**
> **Registration Statement on Form S-1**
> **Filed on May 1, 2025**
> **File No. 333-286898**

Dear Brian Conway:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing